KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

July 21, 2022

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	One Chestnut Partners LLC

One Chestnut Realty LLC
Offering Statement on Form 1-A
Filed on June 17, 2022
File No. 024-11913

Dear Ms. Gorman:

This letter is submitted on behalf of One Chestnut Partners LLC (the “Company”) and One Chestnut Realty LLC ( “OpCo” and, together with the Company, the “Issuers”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuers’ Offering Statement on Form 1-A filed on June 17, 2022 (“Offering Statement”), as set forth in your letter dated July 11, 2022 addressed to Mr. Michael Manzo, the Manager of the Issuers (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. The responses provided herein are based on information provided to Winston & Strawn LLP by the Issuers.

General

1.	It appears given the best-efforts nature of the offering that “the Interest” you acquire with the proceeds may be a minority interest. Please advise us how you determined the offering terms and your acquisition strategy will not cause you to be an investment company under the Investment Company Act of 1940. Please refer to Rule 251(b)(4) and Part I, Item 2 of Form 1-A.

RESPONSE: In response to the SEC’s comment, the Issuers initially note that Section 3(a) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an “investment company,” in pertinent part, as an issuer that holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. The Issuers respectfully submit to the Staff that the Interest in OpCo being acquired by the Company with the proceeds of the offering does not meet the definition of a “security” and, therefore, the Company does not meet the definition of an investment company under the Investment Company Act.

July 21, 2022 Page 2

With respect to the application of Section 3(a)(1) of the Investment Company Act referenced by the Staff, the Company advises the Staff that it has not, and does not intend to, hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities and is not engaged and does not propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities within the meanings of Section 3(a)(1)(A) and (C), respectively. OpCo is a special purpose entity organized to hold, sell and otherwise invest in the Property, a fully developed industrial, office and warehouse/distribution building that was built in 1915 as an industrial mill and converted into its current use over the last few decades. MFD One Chestnut Partners LLC, which simultaneously serves as the managing member of the Company (in such capacity, the “Manager”) and as the manager of OpCo (in such capacity, the “OpCo Manager”), has organized the Company essentially as a conduit to make a single structured investment in the income producing commercial property in the form of the Interest. The Company will not engage in any other activity relating to investment and dealing in securities or otherwise.

With respect to that investment in the form of the Interest, the Issuers initially note that an interest in a limited liability company is not an instrument or arrangement that is covered by the definition of “security” contained in Section 2(a)(11) of the Securities Act of 1933, as amended, or Section 2(a)(36) of the Investment Company Act. Given the structure of the investment and nature of the limited liability company in question, the Company believes it is appropriate to analyze the Interest as an “investment contract.” See Great Lakes Chemical Corporation v. Monsanto, 96 F. Supp.2d 376 (D.Del. 2000). As a result, the determination as to whether the Interest is a security for Investment Company Act purposes will depend on whether the Interest is an “investment contract,” as initially defined in SEC v. W.J. Howey Co.1

Under Howey, an investment contract exists when there is (1) the investment of money, (2) in a common enterprise, (3) with a reasonable expectation of profits, (4) to be derived from the efforts of others. In determining whether the fourth element of the Howey test has been satisfied, one of the critical factors is whether the “investor” has ceded control over the operations of the entity in which it is investing. In analyzing this issue, courts have considered the meaningfulness of the investor’s participation in the enterprise, i.e., whether the investor is merely a passive investor and thus relying on the efforts of others in managing the enterprise or whether the investor, based on rights set forth in the enterprise’s governing documents, is able to exercise meaningful control over the investment. See U.S. v. Leonard, 529 F.3d 83, 87 (2d Cir. 2008), citing to Robinson v. Glynn, 349 F.3d 166 (4th Cir. 2003). The Interest fails the “efforts of others” prong of the Howey test for reasons of the investment’s structure and its governance attributes.

1 See SEC v. Banner Fund Int’l, 211 F.3d 602 (DC Cir 2000) (“Inasmuch as the definition of “security” in the 1940 Act . . . is in turn virtually identical to the cognate definitions in the two earlier [1933 and 1934] Acts, we hold that the elements of Howey are also applicable to the 1940 Act.”).

July 21, 2022 Page 3

The OpCo Manager structured the investment in the Interest such that the Company and OpCo are affiliates under common control, each managed simultaneously by the same entity. Therefore, the entity that authorizes and manages the Company’s investment in OpCo in the form of the Interest is the same entity that is responsible for managing OpCo’s business and affairs. Stated differently, under the structure put in place by the OpCo Manager, the Company will only act through its own managing member. Any decision with respect to OpCo and the Property made by the managing member in its capacity as manager of OpCo is simultaneously made as a fiduciary to the Company in its capacity as managing member of the Company. Under the circumstances, operating control over OpCo is exercised by an entity that at the same time manages and advances the interests of the Company. Thus, the Company cannot be deemed to be relying on the efforts of others given this structure where through the Interest it participates in an enterprise that is managed by its own managing member.

Separately, the Company believes that the Interest is not a security because OpCo’s limited liability company agreement grants to the Company sufficient “control rights” over the operation of OpCo so as to exclude the Interest from the definition of an “investment contract.” The control rights will be conferred irrespective of the size of the investment made with the proceeds of the offering. Pursuant to the terms of the Contribution Agreement to be entered into between the Company and OpCo in connection with the acquisition of the Interest, the terms of its liability company agreement will be revised to provide for restrictions on the OpCo’s actions and to grant to the Company certain additional control rights, as described below:

1.	OpCo will be required to make certain tax elections and certifications as specified by the Company to ensure the public transferability of the Company’s Units.
2.	OpCo will be required to conduct its operations in such a manner so as to permit the Company to be able to rely on the “Qualifying Income Exception” so as to avoid being treated as a “publicly traded partnership” under Section 7704 of the Code.
3.	OpCo will be required to distribute its income and submit to the oversight of an independent income distribution servicer to be selected by the Company.
3.	OpCo will be prohibited from entering into any material related party transactions without the approval of an independent representative meeting the “director independence” standards of the New York Stock Exchange, who would be appointed as needed.
4.	The OpCo Manager:
	a.	Must, at all times, be the Manager;
	b.	Must co-invest in the equity of OpCo; and
	c.	Will be automatically removed as the OpCo Manager and the Manager if it engages in any activity that would constitute a “disqualification event” under Rule 262 of Regulation A.
5.	Notwithstanding the presumption in Delaware law to the contrary, the holders of the Company’s Units will be granted standing as proper plaintiff to bring a derivative action challenging OpCo’s management.
6.	OpCo may not cross-collateralize OpCo’s assets to support non-OpCo loans.
7.	OpCo must provide all information required for the Company to comply with its ongoing disclosure obligations under Regulation A.
8.	OpCo must take all actions necessary in order for the Company to comply with its ongoing LEX Platform obligations.

July 21, 2022 Page 4

Collectively, these restrictions on the actions of OpCo and the Company’s control rights provide the Company with sufficient control over OpCo so that the Company is not relying on the “efforts of others”. In this respect, the Company has substantive rights similar to those of a general or joint venture partner and the Interest is exactly the type of interest that does not meet the definition of a “security”. This conclusion is supported by prior Staff guidance. New World Associates and ML Research and Development Partners no-action letters2 and other precedents establish that an ownership interest should not be treated as an Investment Company Act “security” or “investment security” where a combination of features, which may include involvement in management and operation of the underlying business; particular expertise relevant to the underlying business; board representation; veto rights related to certain board decisions; rights of consultation on certain decisions; relative size of ownership; level of negotiations involved in connection with the establishment of the overall relationship; seconded employees; restrictions on transfer; etc., are present. The restrictions and control rights with OpCo align the foregoing precedent.

The Company believes that the rights described above that provide the Company with sufficient control over the “essential managerial efforts” of OpCo, coupled with the structure of the Interest, permit the conclusion that the Interest is not an “investment contract” and, therefore, not a security.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Michael K. Manzo
One Chestnut Partners LLC

2 New World Associates, SEC No-Action Letter (Aug. 19, 1985); ML Research and Development Partners I, L.P. SEC No-Action Letter (Sept 24, 1984). See also Williamson v. Tucker, 645 F.2d 204 (5th Cir. 1981), cert. denied, 102 S. Ct. 396 (1981); Investment Company Act Release No. 22597, nn. 80-81 and accompanying text (April 3, 1997) (stating that a general partnership interest is not a security for purposes of the Investment Company Act based on cases that have applied the Howey “investment contract” test)